
Mail Stop 3561

November 13, 2009

Ms. Elaine D. Crowley
Executive Vice President - Chief Financial Officer
Michaels Stores, Inc.
8000 Bent Branch Drive
Irving, Texas 75063

> **Re:** **Michaels Stores, Inc.**
> **Form 10-K for Fiscal Year Ended January 31, 2009**
> **Filed April 2, 2009**
> **Form 10-Q for Fiscal Quarter Ended August 1, 2009**
> **Filed September 4, 2009**
> **Form 8-K Filed August 25, 2009**
> **File No. 1-9338**

Dear Ms. Crowley:

We have reviewed your response letter dated November 9, 2008 to our comment letter dated October 27, 2009 and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for Fiscal Year Ended January 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

Critical Accounting Policies and Estimates, page 23

1. We reviewed your response to comment number one in our letter dated October 27, 2009. As previously requested, please explain to us in sufficient detail how you intend to comply with our comment. Show us the additional disclosures regarding your financial condition and operating performance and the assumptions and uncertainties that underlie critical accounting estimates, including the quantitative and qualitative analysis of the sensitivity of reported results to changes in assumptions and estimates, you intend to include in future filings.

Item 9A. Controls and Procedures, page 35

2. We reviewed the proposed revision to your disclosure in response to comment number two in our letter dated October 27, 2009. As previously indicated, if your chief executive officer and chief financial officer conclude that your disclosure controls and procedures are effective to provide <u>reasonable assurance</u> that information required to be disclosed in the reports that you file or submit under the Securities and Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms, you should also disclose that your disclosure controls and procedures are designed to provide reasonable assurance that the controls and procedures will meet their objectives. Please revise your disclosure in future filings accordingly. In addition, please revise to clarify that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that you file or submit under the Securities and Exchange Act is accumulated and communicated to management, including your principal executive and principal financial officers, to allow timely decisions regarding required disclosure. Alternatively, simply disclose that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures are effective at the end of the period. Refer to Item 308 of Regulation S-K, Exchange Act Rule 13a-15(e) and Section II.F.4 of SEC Final Rule Release No. 34-48960: Management's Reports on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports.

Note 8. Share-Based Compensation, page F-23

3. We reviewed the proposed revision to your disclosure in response to comment number six in our letter dated October 27, 2009. Please tell us whether your valuations are contemporaneous or retrospective. Also, please include a discussion of the significant factors, assumptions and methodologies used in determining fair value in your discussion of share-based compensation expenses in the critical accounting policies and estimates section of management's discussion and analysis of financial condition and results of operations or tell us why you believe additional disclosure is not meaningful to investors.

4. We considered your response to comment number seven in our letter dated October 27, 2009. It appears that stock-based compensation expense related to restricted stock awards represents a significant percentage of aggregate stock-based compensation expense recognized during the periods referred to in your response. Please explain to us why you do not believe restricted stock awards are material for disclosure in accordance with SFAS 123(R).

Form 8-K Filed August 25, 2009

5. Please confirm to us that you intend to disclose that "EBITDA" is a segment measure reported pursuant to FASB ASC 280 and include a thorough discussion as to why

"Adjusted EBITDA" is useful to investors in future press releases furnished under Item 2.02 of Form 8-K.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact me at (202) 551-3344 if you have any questions regarding these comments.

Sincerely,

William H. Thompson
Accounting Branch Chief